UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43438

TICKETPLUS LTD.

(Translation of registrant’s name into English)

Alonso de Córdova 5320, Piso 16

Las Condes, Región Metropolitana

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

Ticketplus Ltd. (the “Company”) is furnishing this Form 6-K to provide the unaudited interim consolidated financial statements for the six months ended June 30, 2026 and 2025, including the operating and financial review and prospects for the period presented therein, and to incorporate such financial statements into the Company’s registration statement referenced below.

This Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-298180) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING INFORMATION

This Report on Form 6-K contains forward-looking statements and information that are based on the Company’s expectations, estimates and projections regarding its business and the economic environment in which it operates. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to the Company and its management, are intended to identify forward-looking statements. These statements reflect management’s current view of the Company concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: its goals and strategies, its future business development, financial condition and results of operations, expected changes in its revenue, costs or expenditure, its expectations regarding demand for and market acceptance of our products and services, competition in its industry, government policies and regulations relating to its industry, and other risks and uncertainties which are generally set forth under the heading “Risk Factors” and elsewhere in the Company’s SEC filings. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the markets in which it operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this report.

All forward-looking statements included herein attributable to the Company or other parties or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2026 and for the Six Months Ended June 30, 2026 and 2025
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2026	TICKETPLUS LTD.

	By:	/s/ Chien-Fu Chen Chen
Chien-Fu Chen Chen
Chief Executive Officer

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